As filed with the Securities and Exchange Commission on April 8, 2003
                                            Securities Act File No. 333-100666
                                     Investment Company Act File No. 811-02857
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             --------------------

[ ] Pre-Effective Amendment No.             [x] Post-Effective Amendment No. 1

                       (Check Appropriate Box or Boxes)

                             --------------------

                         MERRILL LYNCH BOND FUND, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                             --------------------

                                (609) 282-2800
                       (Area Code And Telephone Number)

                             --------------------

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

                             --------------------

                                Terry K. Glenn
                         Merrill Lynch Bond Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

                             --------------------

                                  Copies to:

Leonard B. Mackey, Jr., Esq.                Frank P. Bruno, Esq.                    Bradley J. Lucido
   Clifford Chance US LLP              Sidley Austin Brown & Wood LLP          Fund Asset Management, L.P.
      200 Park Avenue                        787 Seventh Avenue                       P.O. Box 9011
     New York, NY 10166                      New York, NY 10019                 Princeton, NJ 08543-9011

                             --------------------

     Title of Securities to Be Registered: Common Stock, par value $.10 per share.

     No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940.

==============================================================================

This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-100666) (the "N-14 Registration Statement") consists of the following:

(1) Facing Sheet of this Registration Statement.

(2) Part C of this Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from the Registration Statement filed on October 22, 2002 and Pre-Effective Amendment No. 1 to this Registration Statement filed on December 5, 2002 under the Securities Act of 1933, as amended (the "Securities Act").

This Post-Effective Amendment No. 1 is being filed solely to file as Exhibit No. 12 to this Registration Statement, the Tax Opinions of Sidley Austin Brown & Wood LLP, special tax counsel for the Registrant.

                                    PART C

                               OTHER INFORMATION

Item 15.  Indemnification.

     Reference is made to Article VI of the Registrant's Articles of Incorporation, Article VI of the Registrant's By-Laws and Section 2-418 of the Maryland General Corporation Law.

     Insofar as the conditional advancing of indemnification moneys for actions based on the Investment Company Act of 1940, as amended (the "Investment Company Act"), may be concerned, Article VI of the Registrant's By-Laws provides that such payments will be made only on the following conditions: (i) advances may be made only on receipt of a written affirmation of such person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any such advance if it is ultimately determined that the standard of conduct has not been met; and (ii) (a) such promise must be secured by a security for the undertaking in form and amount acceptable to the Registrant, (b) the Registrant is insured against losses arising by reason of the advance, or (c) a majority of a quorum of the Registrant's disinterested non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that at the time the advance is proposed to be made, there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

1(a)    --     Articles of Incorporation (previously filed as Exhibit 1 to
               Post-Effective Amendment No. 5 to Registrant's Registration
               Statement on Form N-1A (File No. 2-62329)) ("Registration
               Statement").
1(b)    --     Articles of Amendment to Articles of Incorporation (previously filed as Exhibit 1(b) to Post-Effective Amendment No. 13 to
               Registrant's Registration Statement).
1(c)    --     Articles Supplementary reclassifying shares of Intermediate
               Term Portfolio Series Common Stock (previously filed as Exhibit
               1(c) to Post-Effective Amendment No. 16 to Registrant's
               Registration Statement).
1(d)    --     Articles of Amendment changing name to Merrill Lynch Bond Fund,
               Inc. (previously filed as Exhibit 1(d) to Post-Effective
               Amendment No. 27 to Registrant's Registration Statement).
1(e)    --     Articles of Amendment to Articles Supplementary renaming Class
               A Common Stock, Class B Common Stock, Class C Common Stock and
               Class D Common Stock of the High Quality Portfolio to Core Bond
               Portfolio (previously filed as Exhibit 1(e) to Post-Effective
               Amendment No. 29 to Registrant's Registration Statement).
1(f)    --     Articles Supplementary Increasing the Authorized capital stock of the corporation and creating an additional class of common stock dated December 9, 2002 (previously filed as Exhibit 1(f)
               to Post-Effective Amendment No. 30 to Registrant's Registration
               Statement).
2       --     By-Laws (previously filed as Exhibit 2 to Post-Effective
               Amendment No. 21 to Registrant's Registration Statement).
3(a)    --     Specimen certificates for Class A shares of High Quality
               Portfolio Series and High Income Portfolio Series Common Stock of Registrant (previously filed as Exhibit 4(a) filed with Post-Effective Amendment No. 13 to Registrant's Registration
               Statement).

3(b)    --     Specimen certificates for Class B shares of High Quality
               Portfolio Series and High Income Portfolio Series Common Stock
               of Registrant (previously filed as Exhibit 4(b) filed with
               Post-Effective Amendment No. 13 to Registrant's Registration
               Statement).
4(a)    --     Form of Investment Advisory Agreement between Registrant and
               Fund Asset Management, L.P. (previously filed as Exhibit 5 filed with Post-Effective Amendment No. 5 to Registrant's
               Registration Statement).
4(b)    --     Form of Investment Sub-Advisory Agreement between Fund Asset
               Management, L.P. and Merrill Lynch Asset Management U.K.
               Limited (previously filed as Exhibit 5(b) filed with Post-
               Effective Amendment No. 23 to Registrant's Registration
               Statement).
5       --     Form of Unified Distribution Agreement between Registrant and
               FAM Distributors, Inc. (the "Distributor") (previously filed as
               Exhibit 5 to Post-Effective Amendment No. 27 to Registrant's
               Registration Statement).
6       --     None.
7       --     Form of Custodian Agreement between Registrant and State Street
               Bank and Trust Company (incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 10 to the Registration
               Statement on Form N-1A of Merrill Lynch Maryland Municipal Bond
               Fund of Merrill Lynch Multi-State Municipal Series Trust (File
               No. 53-49873), filed on October 30, 2001).
8(a)(1) --     Form of Transfer Agency, Dividend Disbursing Agency and
               Shareholder Servicing Agency Agreement between Registrant and
               Financial Data Services, Inc. (previously filed as Exhibit 9(a)
               to Post-Effective Amendment No. 12 to Registrant's Registration
               Statement).
8(a)(2) --     Amendment to the Transfer Agency, Dividend Disbursing Agency
               and Shareholder Servicing Agency Agreement between the
               Registrant and Financial Data Services, Inc. dated July 1, 2001
               (previously filed as Exhibit 8(a)(2) to Post-Effective
               Amendment No. 30 to Registrant's Registration Statement).
8(a)(3) --     Amendment to the Transfer Agency, Dividend Disbursing Agency
               and Shareholder Servicing Agency Agreement between the
               Registrant and Financial Data Services, Inc. dated December 1,
               2001 (previously filed as Exhibit 8(a)(3) to Post-Effective
               Amendment No. 30 to Registrant's Registration Statement).
8(a)(4) --     Amendment to the Transfer Agency, Dividend Disbursing Agency
               and Shareholder Servicing Agency Agreement between the
               Registrant and Financial Data Services, Inc. dated January 1,
               2003 (previously filed as Exhibit 8(a)(4) to Post-Effective
               Amendment No. 30 to Registrant's Registration Statement).
8(b)    --     Form of Agreement relating to the use of the "Merrill Lynch"
               name (previously filed as Exhibit A.9(c) filed with Amendment
               No. 2 to Registrant's Registration Statement).
8(c)    --     Credit Agreement between the Registrant and a syndicate of banks (incorporated by reference to Exhibit 8(b) to the
               Registration Statement on Form N-1A of Master Premium Growth
               Trust (File No. 811-09733), filed on December 21, 1999).
8(c)(1) --     Amended and Restated Credit Agreement between Registrant, a syndicate of banks and certain other parties (previously filed as Exhibit 8(c)(1) to Post-Effective Amendment No. 30 to
               Registrant's Registration Statement).
8(c)(2) --     Second Amended and Restated Credit Agreement between the
               Registrant and a syndicate of banks (incorporated by reference to Exhibit (b)(2) to the Issuer Tender Offer Statement on
               Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc.
               (File No. 333-39837), filed December 14, 2001).
8(c)(3) --     Form of Third Amended and Restated Credit Agreement Among the
               Registrant, syndicate of banks and certain other parties
               (incorporated by reference to Exhibit (b) to the Issuer Tender
               Offer Statement on Schedule TO of Merrill Lynch Senior Floating
               Rate Fund, (File 333-15973) filed December 13, 2002).
8(d)    --     Form of Administrative Services Agreement between the
               Registrant and State Street Bank and Trust Company
               (incorporated by reference to Exhibit 8(d) to Post-Effective
               Amendment No. 1 to the Registration Statement on Form N-1A of
               Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775)
               filed on March 20, 2001).
8(e)    --     Securities Lending Agreement (incorporated by reference to
               Exhibit 8(a)(2) to Post-Effective Amendment No. 11 to the
               Registration Statement on Form N-1A of Merrill Lynch
               International Equity Fund (File No. 33-44917), filed on
               September 28, 2001).
9       --     Opinion of Rogers & Wells (previously filed as Exhibit 10 to
               Post-Effective Amendment No. 5 to Registrant's Registration
               Statement).

10(a)   --     Investment Letter--High Income Portfolio--Class C and Class D
               shares (previously filed as Exhibit 13(a) filed with
               Post-Effective Amendment No. 20 to Registrant's Registration
               Statement).
10(b)   --     Investment Letter--Core Bond Portfolio Class C and Class D
               shares (incorporated by reference to Exhibit 13(b) filed with
               Post-Effective Amendment No. 20 to Registrant's Registration
               Statement).
10(c)   --     Investment Letter--Intermediate Term Portfolio Class C and
               Class D shares (incorporated by reference to Exhibit 13(c)
               filed with Post-Effective Amendment No. 20 to Registrant's
               Registration Statement).
11      --     Opinion of Sidley Austin Brown & Wood LLP.**
12      --     Tax Opinions of Sidley Austin Brown & Wood LLP.*
13      --     Not applicable.
14(a)   --     Consent of Deloitte & Touche LLP, independent auditors for the
               Registrant.**
14(b)   --     Consent of Deloitte & Touche LLP, independent auditors for
               Merrill Lynch Global Bond Fund for Investment and Retirement.**
14(c)   --     Consent of Deloitte & Touche LLP, independent auditors for The
               Corporate Fund Accumulation Program, Inc.**
14(d)   --     Consent of Ernst & Young LLP, independent auditors for Mercury
               Total Return Bond Fund of Mercury Funds II.**
14(e)   --     Consent of Ernst & Young LLP, independent auditors for Merrill
               Lynch Total Return Bond Fund of Merrill Lynch Investment
               Managers Funds, Inc.**
17(a)   --     Prospectus, dated January 24, 2002, of the Registrant.***
17(b)   --     Statement of Additional Information, dated January 24, 2002, of the Registrant.***
17(c)   --     Prospectus, dated April 19, 2002, of Merrill Lynch Global Bond
               Fund for Investment and Retirement.***
17(d)   --     Prospectus, dated April 29, 2002, of The Corporate Fund
               Accumulation Program, Inc.***
17(e)   --     Prospectus, dated October 25, 2002, of Mercury Total Return
               Bond Fund of Mercury Funds II.**
17(f)   --     Prospectus, dated October 25, 2002, of Merrill Lynch Total
               Return Bond Fund of Merrill Lynch Investment Mangers Funds,
               Inc.**
17(g)   --     Annual Report to Shareholders of the Registrant, as of
               September 30, 2002.**
17(h)   --     Annual Report to Shareholders of Merrill Lynch Global Bond Fund
               for Investment and Retirement, as of December 31, 2001.***
17(i)   --     Semi-Annual Report to Shareholders of Merrill Lynch Global Bond
               Fund for Investment and Retirement, as of June 30, 2002.***
17(j)   --     Annual Report to Shareholders of The Corporate Fund
               Accumulation Program, Inc., as of December 31, 2001.***
17(k)   --     Semi-Annual Report to Shareholders of The Corporate Fund
               Accumulation Program, Inc., as of June 30, 2002.***
17(l)   --     Annual Report to Shareholders of Mercury Total Return Bond Fund
               of Mercury Funds II, as of June 30, 2002.***
17(m)   --     Annual Report to Shareholders of Merrill Lynch Total Return
               Bond Fund of Merrill Lynch Investment Managers Funds, Inc., as
               of June 30, 2002.***
17(n)   --     Forms of Proxy.***
--------------
*   Filed herewith.
** Previously filed as an exhibit in Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (File No. 333-100666) on December 5, 2002.
*** Previously filed as an exhibit in Registrant's Registration Statement on Form N-14 (File No. 333-100666) on October 22, 2002.

Item 17.  Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is party of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The Registrant undertakes to file, by post-effective amendment, a copy of an opinion of counsel as to certain tax matters within a reasonable time after receipt of such opinion.

                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 8th day of April, 2003.

                            MERRILL LYNCH BOND FUND, INC.
                            (Registrant)

                            By:  /s/ Donald C. Burke
                                 ---------------------------------
                                 (Donald C. Burke, Vice President and Treasurer)

     Each person whose signature appears below hereby authorizes Terry K. Glenn, Donald C. Burke, and Bradley J. Lucido, or any of them, as attorney-in-fact, to sign on his or her behalf, individually and in each capacity stated below, any amendments to this Registration Statement (including post-effective amendments) and to file the same, with all exhibits thereto, with the Securities and Exchange Commission.

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES                                     TITLE                                                 DATE
----------                                     -----                                                 ----

     Terry K. Glenn*                           President (Principal Executive Officer)
-----------------------------------            and Director
     (Terry K. Glenn)

     Donald C. Burke*                          Vice President and Treasurer (Principal
-----------------------------------            Financial and Accounting Officer)
     (Donald C. Burke)

     Ronald W. Forbes*                         Director
-----------------------------------
     (Ronald W. Forbes)

     Cynthia A. Montgomery*                    Director
-----------------------------------
     (Cynthia A. Montgomery)

     Charles C. Reilly*                        Director
-----------------------------------
     (Charles C. Reilly)

     Kevin A. Ryan*                            Director
-----------------------------------
     (Kevin A. Ryan)

     Roscoe S. Suddarth*                       Director
-----------------------------------
     (Roscoe S. Suddarth)

     Richard R. West*                          Director
-----------------------------------
     (Richard R. West)

     Edward D. Zinbarg*                        Director
-----------------------------------
     (Edward D. Zinbarg)

*By: /s/ Donald C. Burke                                                                                April 8, 2003
-----------------------------------
     (Donald C. Burke,
     Attorney-in-fact)

                                 EXHIBIT INDEX


Exhibit
Number                            Description
------                            -----------

12        --   Tax Opinions of Sidley Austin Brown & Wood LLP.